

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Ron Honig
SVP, General Counsel & Company Secretary
480 Pleasant Street
Watertown, MA

Re: EyePoint Pharmaceuticals, Inc.
Form 10-Q for the quarterly period ended September 30, 2020
Exhibit No. 10.1
Filed November 6, 2020
File No. 000-51122

Dear Mr. Honig:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance